                                                                 EXHIBIT (A) (3)

                               BIRD CORPORATION
                             1077 PLEASANT STREET
                               NORWOOD, MA 02062

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about January 16, 1998 as part of Bird Corporation's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record at the close of business on January 14, 1998 of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons to be designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). Pursuant to the Merger Agreement, upon the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors to be appointed to the Company's Board (the "Designated Directors") as is required in order for the Designated Directors to constitute a majority of the Board. At such time, the Company and the Board are required to take all such action, including increasing the size of the Board or using their best efforts to secure the resignations of incumbent directors, as needed to assure that the Designated Directors constitute a majority of the Board. In addition, in the event that after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer and prior to the Effective Date, the number of members of the Company's Board increases, the Company and the Board are required at such time to take all such additional action, including increasing the size of the Board, using their best efforts to secure the resignation of incumbent directors or appointing additional Designated Directors, as needed to assure that the Designated Directors shall then constitute a majority of the Board. The parties to the Merger Agreement have agreed to use their respective best efforts to ensure that at least three members of the Board shall, at all times prior to the Effective Date, be Continuing Directors.

  This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

  The Purchaser commenced the Offer on January 16, 1998. The Offer is scheduled to expire on February 13, 1998.

  The information contained in this Information Statement (including information listed in Schedule I to the Purchaser's Offer to Purchase and information incorporated herein by reference) concerning CertainTeed, the Purchaser and the Designated Directors has been furnished to the Company by CertainTeed and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Common Shares and the Preference Shares are the only classes of securities of the Company outstanding which are entitled to vote upon adoption of the Merger Agreement. Each Common Share and Preference Share has one vote with respect thereto. As of January 14, 1998, there were 4,159,877 Common Shares and 814,300 Preference Shares outstanding.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Board currently consists of seven members. The Board is divided into three classes, with each class to hold office for a term of three years and the term of office of one class to expire each year. Mr. Anthony was appointed to the Board on January 12, 1998.

DESIGNATED DIRECTORS

  Pursuant to the Merger Agreement, immediately after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, the Board will consist of seven members, four of whom will be Designated Directors and three of whom will be Continuing Directors. Upon the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, and during the period after such acquisition and prior to the Effective Date, the Company and the Board are required to take any and all such action, including increasing the size of the Board, appointing Designated Directors and using their best efforts to secure the resignations of incumbent directors, as needed to cause the Designated Directors to constitute a majority of the Board.

  The Purchaser has informed the Company that it currently intends to choose the following Designated Directors from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9: Gianpaolo Caccini, George B. Amoss, Bradford C. Mattson, and James E. Hilyard. The Purchaser has informed the Company that each of the Designated Directors has consented to act as a director. The information on such Schedule I is incorporated herein by reference. None of the Designated Directors (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of Purchaser's knowledge, none of the Designated Directors has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein or in the Schedule 14D-9. The business address of the Purchaser and CertainTeed is 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482.

  It is expected that the Designated Directors will assume office at any time following the acquisition by the Purchaser pursuant to the Offer of at least a majority of the outstanding Common Shares, which acquisition cannot be earlier than February 13, 1998, and that upon assuming office, the Designated Directors will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The table below sets forth certain information with respect to the current Board of Directors and executive officers of the Company.

                                POSITION WITH THE COMPANY;                 EXPIRATION
                                 PRINCIPAL OCCUPATION AND                  OF PRESENT
                                      OTHER BUSINESS           ELECTED OR   TERM OF
         NAME AND AGE                 AFFILIATIONS(1)         APPOINTED(2)   OFFICE
 ----------------------------  ----------------------------   ------------ ----------
 Frank S. Anthony, 51........  Director; Vice President,          1998        1998
                               General Counsel and
                               Corporate Secretary of the
                               Company since May 1984
 Charles S. Bird, III, 72....  Director; Trustee of family        1962        1998
                               trusts
 Herbert I. Corkin, 75.......  Director; President,               1997        2000
                               Director and majority
                               shareholder, The Entwistle
                               Company, Hudson, MA;
                               Director, Citizen's Bank of
                               Rhode Island.
 Antonio J. Lorusso, Jr., 50.  Director; President, S.M.          1996        1999
                               Lorusso & Sons, Inc.
 Richard C. Maloof, 52.......  Director; President and            1994        1999
                               Chief Operating Officer of
                               the Company since April
                               1995; Vice President and
                               Chief Operating Officer of
                               the Company from April 1994
                               to April 1995; Vice
                               President of the Company and
                               President, Roofing and
                               Distribution Groups of the
                               Company for more than five
                               years prior thereto
 Loren R. Watts, 63..........  Director; Retired Managing         1991        1998
                               Partner, Management
                               Consultant Services, Coopers
                               & Lybrand (certified public
                               accountants)
 R. Keith Long, 50...........  Director; sole shareholder,        1996        2000
                               Otter Creek Management,
                               Inc., a general partner of
                               Otter Creek Partners I, L.P.

--------
(1) Includes business experience during past five years.
(2) At the 1990 annual meeting, the stockholders approved a reorganization pursuant to which the then stockholders of Bird Incorporated became stockholders of Bird Corporation, a newly organized Massachusetts corporation, and Bird Incorporated became a wholly owned subsidiary of Bird Corporation. This column indicates the date as of which a person was first elected a director of the Company or of Bird Incorporated.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  During the year ended December 31, 1997, the Board held seven (7) meetings. Each of the directors attended more than seventy-five percent of the aggregate of Board meetings and meetings of committees of the Board of which he is a member.

  The Audit Committee, which consisted during 1997 of Loren R. Watts (Chairman), R. Keith Long, and Joseph Vecchiolla (until Mr. Vecchiolla's resignation on December 11, 1997), meets periodically with the Company's independent accountants to review the scope of the annual audit, to discuss the adequacy of internal accounting controls and procedures and to perform general oversight with respect to the accounting principles applied in the financial reporting of the Company. The Audit Committee also meets with the Company's internal auditor and reviews the scope of the internal audit plan and the results of audits performed thereunder. The Audit Committee held three (3) meetings during 1997.

  The function of the Stock Option, Compensation, and Organizational Development Committee (the "Compensation Committee") is to administer the Company's stock option plans, to recommend to the full Board the amount, character, and method of payment of compensation of all executive officers and certain other key employees of the Company, and to provide for organizational development and succession planning. During 1997 the Compensation Committee consisted of Antonio J. Lorusso (Chairman), Charles S. Bird, III, and Herbert
I. Corkin. The Compensation Committee held four (4) meetings in 1997.

  The Company also has a Nominating Committee which, during 1997, consisted of Charles S. Bird, III, Richard C. Maloof, and Joseph Vecchiolla (until Mr. Vecchiolla's resignation on December 11, 1997). The Nominating Committee makes recommendations to and otherwise assists the Board in connection with finding, evaluating, and nominating directors of the Company. The Nominating Committee held one (1) meeting during 1997.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table lists the stockholders known to management to be the beneficial owners of more than 5% of the outstanding Common Shares as of December 31, 1997 (except as otherwise noted).

                                                         AMOUNT AND
                                                          NATURE OF
                  NAME AND ADDRESS                       BENEFICIAL     PERCENT
                 OF BENEFICIAL OWNER                      OWNERSHIP     OF CLASS
                 -------------------                  ----------------- --------
The Entwistle Company................................ 548,639 shares(1)  13.2%
 Bigelow Street
 Hudson, MA 01749
S.M. Lorusso & Sons, Inc. ........................... 410,121 shares(2)   9.8%
Antonio J. Lorusso, Jr.
James B. Lorusso
Samuel A. Lorusso
 331 West Street
 Walpole, MA 02081
Mellon Bank Corporation and its Subsidiaries......... 309,000 shares(3)   7.5%
 One Mellon Bank Center
 Pittsburgh, PA 15258
Charles S. Bird, III................................. 315,358 shares(4)   7.5%
 13 Proctor Street
 Manchester, MA 01944
Dimensional Fund Advisors Inc. ...................... 218,500 shares(5)   5.3%
 1299 Ocean Avenue
 11th Floor
 Santa Monica, CA 90401
R. Keith Long........................................ 464,762 shares(6)  10.9%
Joan Greco and John Fyfe
Otter Creek Partners I L.P.
 400 Royal Palm Way
 Palm Beach, Florida 33480
East Ferry Investors, Inc............................ 248,400 shares(7)   6.0%
David G. Booth
 15 Garden Place
 Brooklyn, NY 11201

--------
(1) Based on information contained in an amended Schedule 13D filed with the SEC on April 1, 1987. The Schedule 13D reports that The Entwistle Company had sole voting and dispositive power with respect to all shares beneficially owned, including 8,539 shares it had the right to acquire upon conversion of the Company's Convertible Preference Stock, par value $1 per share, (the "Preference Stock"). Also includes options for the purchase of 2,500 Common Shares exercisable as of December 31, 1997 or within 60 days thereafter or upon a change in control.
(2) Based on information contained in a Schedule 13D amended through June 6, 1996 filed with the SEC. The Schedule 13D reports that S.M. Lorusso & Sons, Inc. ("Lorusso") had sole voting power and dispositive power with respect to 230,121 shares. Antonio J. Lorusso, Jr., president, director and a stockholder of Lorusso, had sole voting and dispositive power with respect to 20,000 shares and had shared voting and dispositive power with respect to 79,500 shares and James B. Lorusso, an officer, director, and a stockholder of Lorusso, had sole voting and dispositive power over 1,000 shares; Samuel A. Lorusso, an officer, director, and stockholder of Lorusso, had shared voting and dispositive power with respect to 1,500 shares. Also includes options for the purchase of 5,000 Common Shares exercisable as of December 31, 1997 or within 60 days thereafter or upon a change in control.
(3) Based on information contained in a Schedule 13G amended through February 10, 1997 filed with the SEC. The Schedule 13G reports that Mellon Bank Corporation had sole voting and dispositive power with respect to 20,000 shares and, together with its subsidiaries, including Boston Safe Deposit and Trust Company, had shared voting and dispositive power with respect to 289,000 shares, including 274,929 shares referred to in footnote (4), below.
(4) Includes 274,929 shares held in a trust of which Boston Safe Deposit and Trust Company and Charles S. Bird, III are co-trustees with shared voting and dispositive power and 3,595 of Common Shares that he has a right to acquire upon conversion of the Company's Preference Stock. Also includes options for the purchase of 22,500 Common Shares exercisable as of December 31, 1997 or within 60 days thereafter or upon a change in control.
(5) Based on information contained in a Schedule 13G amended through February 12, 1997 filed with the SEC. The Schedule 13G reports that Dimensional Fund Advisors Inc. had sole voting and dispositive power with respect to 160,400 shares and sole dispositive power with respect to an additional 58,100 shares.
(6) Based in part on information contained in a Schedule 13D amended through June 3, 1997 filed with the SEC. The Schedule 13D was filed jointly by Otter Creek Partners I, L.P. ("Otter Creek"), R. Keith Long and Joan Greco and John Fyfe, joint tenants with rights of survivorship (together, "Fyfe"). The Schedule 13D and its amendments report that Otter Creek Management, Inc. ("OCM") is the sole general partner and investment advisor of Otter Creek and Mr. Long is the sole executive officer, sole director and sole shareholder of OCM. Mr. Long also managed discretionary stock trading accounts for Fyfe. Otter Creek reported sole voting and dispositive power with respect to 160,900 Common Shares. Fyfe reported sole voting and dispositive power with respect to 87,300 Common Shares. Mr. Long reported sole voting and dispositive power over 109,000 shares. Includes an aggregate of 102,562 shares of Common Stock that Otter Creek, Fyfe and Mr. Long have a right to acquire upon conversion of the Company's Preference Stock. Also includes options held by Mr. Long for the purchase of 5,000 Common Shares exercisable as of December 31, 1997 or within 60 days thereafter or upon a change in control.
(7) Based on information contained in a Schedule 13D filed with the SEC on August 22, 1997, jointly by East Ferry Investors, Inc. ("East Ferry") and David G. Booth. The Schedule 13D reports that Mr. Booth controls East Ferry and is East Ferry's sole stockholder and sole executive officer. Mr. Booth, with East Ferry, had shared voting power and shared dispositive power with respect to 248,400 shares of Common Stock.

  The tables below set forth information provided by the individuals named therein as to the amount of the Company's Common Shares, Preference Shares and 5% Cumulative Preferred Stock, par value $100 per share (the "5% Stock") beneficially owned by the directors and executive officers of the Company, individually, and the directors and executive officers as a group, all as of December 31, 1997 except as otherwise noted. Unless otherwise indicated in the footnotes, each of the named persons and members of the group has sole voting and investment power with respect to the shares shown.

                                                    COMMON
                                  COMMON SHARES     SHARES
                                   BENEFICIALLY    SUBJECT
                                 OWNED (EXCLUDING  TO STOCK            PERCENT
              NAME                STOCK OPTIONS)  OPTIONS(1)   TOTAL   OF CLASS
              ----               ---------------- ---------- --------- --------
Charles S. Bird, III............      292,858(2)    22,500     315,358    7.5%
Herbert I. Corkin...............     546, 139(3)     2,500     548,639   13.2%
R. Keith Long...................      459,762(4)     5,000     464,762   10.9%
Antonio J. Lorusso, Jr. ........      405,121(5)     5,000     410,121    9.8%
Loren R. Watts..................        4,000       17,500      21,500     *
Frank S. Anthony................       32,624(6)    34,000      66,624    1.6%
Richard C. Maloof...............       48,984(7)   155,000     203,984    4.7%
All directors and executive
 officers as a group (seven
 persons).......................    1,787,488(8)   241,500   2,030,988   44.9%

--------
* Less than 1% of the outstanding Common Shares.
(1) Represents shares which the individual has a right to acquire by exercise of stock options exercisable December 31, 1997 or within 60 days thereafter, or which are exercisable upon a change in control.
(2) Includes 274,929 shares as to which Mr. Bird shares voting and dispositive power and 3,595 shares which may be acquired upon conversion of Preference Shares.
(3) The Entwistle Company has sole voting and dispositive power with respect to all shares beneficially owned, including 8,539 shares it has the right to acquire upon conversion of the Company's Preference Stock. Mr. Corkin controls the Entwistle Company.
(4) Otter Creek Management, Inc. ("OCM") is the sole general partner and investment advisor of Otter Creek Partners I L.P. ("Otter Creek"). Mr. Long is the sole executive officer, sole director, and sole shareholder of OCM. Mr. Long also managed discretionary stock trading accounts for Joan Greco and John Fyfe, joint tenants with right of survivorship ("Fyfe"). Includes an aggregate of 102,562 shares of Common Stock that Otter Creek, Mr. Long and Fyfe have a right to acquire upon conversion of the Company's Preference Stock.
(5) S.M. Lorusso & Sons, Inc. ("Lorusso") has sole voting power and dispositive power with respect to 230,121 shares. Antonio J. Lorusso, Jr., president, director and a stockholder of Lorusso, has sole voting and dispositive power with respect to 20,000 shares and had shared voting and dispositive power with respect to 79,500 shares and James B. Lorusso, an officer, director, and a stockholder of Lorusso, has sole voting and dispositive power over 1,000 shares; Samuel A. Lorusso, an officer, director, and stockholder of Lorusso, has shared voting and dispositive power with respect to 1,500 shares.
(6) Includes 3,048 shares allocated to Mr. Anthony's account under the Bird Employees' Savings and Profit Sharing Plan (the "Savings Plan") as of December 31, 1997.
(7) Includes 4,169 shares allocated to Mr. Maloof's account under the Savings Plan as of December 31, 1997, 10,625 shares held jointly with members of his family as to which he has shared voting and dispositive power and 2,337 shares of Common Stock which may be acquired upon conversion of the Preference Stock.
(8) Includes 433,554 shares as to which persons included in the group have shared voting and investment power, 118,831 shares which may be acquired upon conversion of Preference Shares, and 7,217 shares allocated to the accounts of officers under the Savings Plan as of December 31, 1997.

                                                           PREFERENCE
                                                             SHARES
                                                          BENEFICIALLY PERCENT
                              NAME                           OWNED     OF CLASS
                              ----                        ------------ --------
       Charles S. Bird, III..............................     4,000        *
       Herbert I. Corkin.................................     9,500       1.2%
       Richard C. Maloof.................................     2,600        *
       R. Keith Long.....................................   114,100      14.0%
       A.J. Lorusso, Jr..................................     2,000        *
       All directors and executive officers as a group
        (five persons)...................................   132,200      16.2%

      --------
      * Less than 1% of the outstanding Preference Stock.

                                                           SHARES OF
                                                            5% STOCK
                                                          BENEFICIALLY PERCENT
                              NAME                           OWNED     OF CLASS
                              ----                        ------------ --------
       Charles S. Bird, III..............................    1,815        31%
       All directors and executive officers as a group
        (one person).....................................    1,815        31%

COMPLIANCE WITH SECTION 16(A) OF EXCHANGE ACT

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who hold more than 10% of the Company's Common Shares to file with the SEC reports of ownership and changes in ownership of the Company's equity securities. Based on reports received by the Company and representations of certain reporting persons, the Company believes that all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners with respect to fiscal year 1997 have been met.

                            EXECUTIVE COMPENSATION

  The following table sets forth information concerning the compensation paid or accrued for services in all capacities to the Company during each of the last three fiscal years to each of the executive officers of the Company who served as such during 1997. No one served as Chief Executive Officer during 1997.

                          SUMMARY COMPENSATION TABLE

                          ANNUAL COMPENSATION              LONG TERM COMPENSATION
                          -------------------              ----------------------
                                                                        SECURITIES
                                                   OTHER                UNDERLYING               ALL
                                                   ANNUAL    RESTRICTED   STOCK                 OTHER
NAME AND PRINCIPAL                                COMPEN-      STOCK    OPTIONS/SA    LTIP     COMPEN-
POSITION                 YEAR SALARY($) MCIP($) SATION($)(1)   AWARDS     RS(#)    PAYOUTS(2) SATION($)
------------------       ---- --------- ------- ------------ ---------- ---------- ---------- ----------
Richard C. Maloof....... 1997  221,106    4,781       --        --           --         --      7,843(3)
Vice President and       1996  216,154  129,844       --        --        50,000     22,700     7,500(3)
Chief Operating
 Officer(5)              1995  195,962   30,000    11,538       --        50,000     81,938     7,500(3)
Frank S. Anthony........ 1997  142,490    2,311       --        --           --         --      5,634(3)
Vice President and       1996  139,808   48,440       --        --        15,000     13,617   296,682(4)
General Counsel(6)                                                                              6,864(3)
                         1995  135,000   12,540       --        --           --      49,163   150,000(4)
                                                                                               10,545(3)
                         1994  135,000   30,000    22,444       --           --      43,870     8,496(3)

--------
(1) Payment in lieu of vacation. Does not include certain perquisites and other personal benefits, the cost of which to the Company was below the disclosure thresholds established by the Securities and Exchange Commission.
(2) In 1995 restrictions on all stock held in escrow pursuant to the Company's Long Term Incentive Plan (the "LTIP") lapsed as a result of the Vinyl Sale and shares were distributed to the persons named in the table. Represents the value of Common Stock allocated to each officer on the date of restriction lapse and reimbursement for withholding taxes arising from the lapse of restrictions on restricted stock held by each officer in accordance with provisions of the LTIP. The LTIP is terminated.
(3) Represents contributions by the Company to the Savings Plan.
(4) Represents severance payments received in connection with the change in control which occurred pursuant to the Vinyl Sale and payment to a separate trust established by the Company with a bank trustee to which amounts otherwise payable to Mr. Anthony in excess of those permitted to be contributed to the Savings Plan under limits imposed by the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), are contributed.
(5) Mr. Maloof was elected Chief Operating Officer in April 1994, President in April 1995 and to the Board of Directors in December 1994. Prior to that time, he served as Vice President and President of the Company's Roofing and Distribution Groups.
(6) Mr. Anthony was elected Vice President in 1984 and to the Board of Directors in 1998.

  The following tables provide information concerning grants during 1997 to, and exercises of stock options and stock appreciation rights ("SARs") during 1997 by, the executive officers named in the Summary Compensation Table above and the value of unexercised stock options and SARs held by them at December 31, 1997.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                     None

              AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                OPTIONS/SARS AT YEAR-   IN-THE-MONEY OPTIONS/SARS
                                                       END(#)                AT YEAR-END($)
                                              ------------------------- -------------------------
                           SHARES     VALUE
                         ACQUIRED ON REALIZED
NAME                     EXERCISE(#)  ($)(1)  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- -------- ----------- ------------- ----------- -------------
Richard C. Maloof.......       0         0      85,000       70,000           0            0
Frank S. Anthony........       0         0      22,000       12,000           0            0

--------
(1) Based on the difference between the fair market value of the securities underlying the options at date of exercise and the exercise price of the options.

STOCK OPTION PLANS

  Employee Stock Option Plans. The Company's executive officers currently participate in the 1992 Option Plan. Prior to the approval of the 1992 Option Plan by the Company's stockholders on May 27, 1993 the Company's executive officers participated in the Company's 1982 Option Plan, which was terminated by the Board on May 27, 1993. To the extent options or stock appreciation rights granted under the 1982 Option Plan remain outstanding, such options and stock appreciation rights are governed by the terms of the 1982 Option Plan. The following is a general description of the 1992 Option Plan and the 1982 Option Plan (together, the "Plans").

  The Plans permit the grant of options that qualify as incentive stock options under Section 422 of the Internal Revenue Code, non-qualified stock options and stock appreciation rights. Options and rights to purchase up to 450,000 Common Shares, plus any unused Common Shares under the 1982 Option Plan, may be granted under the 1992 Option Plan. The 1982 Option Plan had permitted the issuance of 900,000 Common Shares, as adjusted, pursuant to options and rights granted under such plan. Any Common Shares subject to an option or right granted under the 1992 Option Plan which expires or is terminated without being exercised in full may again be subject to an option or right.

  The 1992 Option Plan is administered by a committee of non-employee members of the Board (the "Committee"). Within specified guidelines, the Committee has the authority under the 1992 Option Plan to determine the terms and conditions under which options and rights may be granted and generally to interpret, construe and implement the provisions of the 1992 Option Plan.

  Options or rights under the 1992 Option Plan may be granted to officers and other selected key employees of the Company and its subsidiaries and to any other person who is determined by the Committee to contribute to the success of the Company or any subsidiary.

  The exercise price of any option granted under the Plans may not be less than the fair market value of the Common Shares subject to the option on the date the option is granted (or, in the case of an incentive stock option granted to an employee who owns more than 10% of the outstanding Common Shares, 110% of such fair market value). The maximum term of an option granted under the 1992 Option Plan is 15 years, and the maximum term of an option granted under the 1982 Option Plan is 10 years. Each optionee (except non-employee director optionees under the 1982 Option Plan) must remain in the continuous employ of the Company for one year after the date of grant of an option under the Plans before exercising any part of the option.

  The Merger Agreement provides that immediately following the Effective Date, the 1992 Option Plan will be terminated and that no further rights or options may be granted under the 1992 Option Plan subsequent to the date of the Merger Agreement.

  Non-Employee Directors Option Plan. The Non-Employee Directors Option Plan was approved by the Company's stockholders on May 27, 1993. The following is a general description of the Non-Employee Directors Option Plan.

  Options granted under the Non-Employee Directors Option Plan are non-statutory options not intended to qualify under Section 422 of the Internal Revenue Code. An aggregate of 100,000 Common Shares are available for grants under the Non-Employee Directors Option Plan. Common Shares subject to options which terminate unexercised will be available for future option grants.

  The Non-Employee Directors Option Plan automatically provides annual grants of options to each Director who is serving on the Board at the time of such grant and who is not also an employee of the Company or any subsidiary. The exercise price of options granted under the Non-Employee Directors Option Plan are equal to the fair market value of Common Shares subject thereto on the date of grant. Options are exercisable in full one year after the date of grant.

  The Merger Agreement provides that immediately following the Effective Date, the Non-Employee Directors Option Plan will be terminated and that no further options may be granted thereunder subsequent to the date of the Merger Agreement.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

 Employment Contracts

  Mr. Anthony entered into a one-year employment contract with the Company, commencing April 1, 1995, at the same annual rate of compensation ($135,000 plus a bonus of 35% of such amount if MICP targets are obtained) and with the same fringe benefit package (participation in the Company's Savings Plan and customary health insurance and life insurance benefits) as he received prior to the Vinyl Sale. As a result of the "change in control" which was deemed to have occurred as a result of the Vinyl Sale, Mr. Anthony became entitled to severance benefits. Pursuant to the terms of his employment contract, Mr. Anthony received $150,000 as a partial severance payment and agreed to defer the payment of the balance thereof until the expiration of his employment contract. Pursuant to the terms of his contract, the balance of Mr. Anthony's severance payment, approximately $315,000, was paid on March 31, 1996.

  On April 1, 1996 Mr. Anthony's employment contract automatically converted to an oral employment agreement on the same terms, terminable by either party upon 60 days' notice.

 Termination of Employment and Change in Control Arrangements

  The Company's 1982 Option Plan, 1992 Option Plan and 1992 Non-Employee Directors Option Plan provide for accelerated benefits, and the Executive Severance Contract (as defined below) provides for severance payments, following the occurrence of a "change in control" of the Company. For purposes of these plans and such contract, a "change in control" is deemed to have occurred if, among other things, any person is or becomes the beneficial owner of securities of the Company representing 30% or more of the combined voting power of the securities of the Company then outstanding or in the event of a merger or consolidation of the Company with another corporation resulting in either (i) the stockholders of the Company, immediately prior to the merger or consolidation, not beneficially owning, immediately after the merger or consolidation, shares of the surviving entity representing 50% or more of the combined voting power of the securities of the surviving entity then outstanding or (ii) the members of the Board, immediately prior to the merger or consolidation, not constituting, immediately after the merger or consolidation, a majority of the Board of Directors of the surviving entity.

 Executive Severance Contract.

  The Company has entered into a severance agreement with Richard C. Maloof, the Company's President and Chief Operating Officer, dated as of October 14, 1984, as amended, April 1, 1986, May 24, 1990 and August 21, 1995, February 17, 1997, and January 12, 1998 (as so amended, the "Executive Severance Contract") the terms of which provide for severance benefits to be paid to Mr. Maloof in the event that his employment with the Company is terminated subsequent to a "change in control" of the Company. Severance benefits are payable if, after a "change in control," (i) the employment of Mr. Maloof is terminated either by the Company (other than for "Disability" or "Cause") or by Mr. Maloof for "Good Reason" (which term includes, but is not limited to a substantial alteration in the nature of Mr. Maloof's responsibilities from those in effect immediately prior to a "change in control") or (ii) Mr. Maloof negotiates in good faith an employment agreement with a person to whom substantially all of the Company's Common Shares are sold providing for his employment commencing on the date of sale on such terms and conditions not less generous than those on which he is then employed by the Company (regardless of whether or not any such employment agreement is ever executed). The Company has acknowledged that a "Change in Control" occurred under the Executive Severance Contract as a result of the Vinyl Sale.

  If the right to receive severance benefits is triggered under the Executive Severance Contract, Mr. Maloof will be entitled to receive severance pay in the amount of two times the sum of (i) Mr. Maloof's then current annual base salary and (ii) the amount of any bonus paid (which for severance purposes, includes any distributions made under the terms of the LTIP in 1995 and 1996 and bonuses awarded to Mr. Maloof by the Compensation Committee). Mr. Maloof would also receive an amount equal to a pro rata portion of all contingent bonus awards to which Mr. Maloof might be entitled in the year of termination. Under no circumstances shall the amount be less than what Mr. Maloof would have received had the calculation been made in 1996. The Company estimates that if the right to receive severance benefits under the Executive Severance Contract is triggered, Mr. Maloof would be entitled to receive approximately $870,000, including the approximately $135,000 Mr. Maloof will receive pursuant to the Incentive Compensation Program (discussed below).

 Incentive Compensation Program

  In the event that the Offer is consummated, Mr. Maloof will receive a bonus of approximately $135,000 and Mr. Anthony will receive a bonus of approximately $50,000 pursuant to the 1998 MICP Plan.

 Stock Option Plans and Non-Employee Directors Option Plan.

  Under the Plans, the vesting of all options to purchase Common Shares outstanding but not yet exercisable will be accelerated upon a "change in control." Each optionee will have, for a period of thirty (30) days after the change in control occurs, the right (the "Cash-Out Right"), with respect to all or a part of the shares subject to the options or stock appreciation rights of such person, to receive an amount in cash in lieu of such optionee's right to exercise all options in full, equal to the product of (i) the number of shares as to which the employee exercises the Cash-Out Right and (ii) the amount by which the purchase price of each such share under the applicable option or stock appreciation right is exceeded by the greater of (x) the fair market value of such shares on the date the employee exercises the Cash-Out Right or (y) the highest purchase price paid or offered per share in any bona fide transaction related to the "change in control" of the Company at any time during the preceding 60-day period (as determined by the Compensation Committee of the Board). In addition, if the employment of any employee terminates after the expiration of the applicable waiting period for the exercise of an option or right granted to such employee under the Plans, such employee may for up to three months after the date of termination (or for up to one year if termination is on account of long-term disability) exercise such option or right. The Plans provide for a similar one-year period to exercise options or rights subsequent to the death of an employee occurring while in the employ of the Company or of any subsidiary or within any period after termination of employment during which such employee has the right to exercise such options or rights.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  For the fiscal year ended December 31, 1997, the Company paid fees and disbursements in the amount of $1,707,393 to S. M. Lorusso & Sons, Inc., the company that operates the Company's quarry located in Wrentham, Massachusetts. Mr. Antonio J. Lorusso, Jr., is president, director, and a stockholder of S.
M. Lorusso & Sons, Inc. As of January 1, 1998, Mr. Lorusso is a member of a group that is the beneficial owner of 9.8% of the Company's Common Stock.

                                 LEGAL MATTERS

  On or about April 18, 1996, Bird Incorporated, a subsidiary of the Company, received a grand jury subpoena issued upon application of the United States Department of Justice, Antitrust Division, for the production of certain documents. In addition, Mr. Maloof and a senior manager of the Company received grand jury subpoenas requiring the production of certain documents and each of them to testify before the grand jury. The Department of Justice informed the Company on October 8, 1996 that the investigation was closed on September 27, 1996, without taking any action.

                            DIRECTORS' COMPENSATION

  Mr. Vecchiolla received compensation from April 1, 1995 at the rate of $100,000 per year for serving as Chairman of the Board and of the Executive Committee. His compensation was voluntarily reduced to an annual rate of $60,000 on January 1, 1996. On May 1, 1996, the Board reinstated his salary at $100,000 per year. On May 23, 1996, Mr. Vecchiolla was granted a non-qualified option to purchase up to 50,000 shares of Common Stock at an excise price of $4.375. Mr. Vecchiolla's salary was reduced to $36,000 per year, starting June 1, 1997. Mr. Vecchiolla resigned as a Director on December 11, 1997, and all payments to him as Director ceased as of December 31, 1997. During 1997, other non-employee members of the Board received an annual retainer of $7,000, a fee of $750 for each Board meeting attended ($375 for a telephonic Board meeting) and a fee of $750 for each committee meeting attended ($375 for a telephonic committee meeting). The chairmen of the Audit and Compensation Committees received an annual retainer of $1,000. Expenses incurred in attending meetings are reimbursed.

  Effective October 1, 1997, Directors are paid an annual retainer of $7,000. They no longer receive compensation for attending Board and Committee meetings nor does the Chairman of the Compensation Committee or the Audit Committee receive any additional fee.

  Pursuant to the Non-Employee Directors Option Plan, non-employee directors are also entitled to receive each year a non-qualified stock option to acquire 2,500 shares of the Company's Common Stock (provided that the maximum number of shares subject to options granted to any director may not exceed 30,000 shares). Such options are granted on the date of the annual meeting each year and become exercisable in full one year later. During 1997, each non-employee director was granted such an option to purchase 2,500 Common Shares at an exercise price of $4.50 per share.

          REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

  The Compensation Committee is responsible for compensation decisions with respect to senior management of the Company, as well as for organizational development and succession planning within the Company.

  The Compensation Committee's compensation philosophy and policies applicable to executive officers emphasize pay for performance and increased stockholder value within a framework of compensation levels comparable to companies of similar size. Base salary, annual MICP awards, and long-term incentive awards are structured to provide total compensation levels for executive officers that are intended to be below competitive compensation amounts when operating results are at or below acceptable levels and above average levels when results are outstanding or other targets or personal goals are achieved. The Compensation Committee has used outside consulting assistance for plan design and consultant and independent survey data in setting compensation levels and has relied, in the case of officers other than the Chief Executive Officer, on recommendations of the Chief Executive Officer which are reviewed and modified where appropriate by the Committee.

  In recent years, long-term awards have primarily taken the form of stock option grants, which are designed to align the interests of executives with those of the stockholders and reward executives when stockholder value increases. Stock options are granted at an exercise price equal to the market price of the Company's Common Stock on the date of grant.

  Salaries for the Chief Executive Officer and other executive officers are based in part upon a range of salaries for each office developed from a survey of compensation practices at competitive companies. During 1997, Mr. Maloof's base salary was decreased from $225,000 annually to $208,125 annually and Mr. Anthony's base salary was decreased from $145,000 annually to $134,125 annually. In December 1997, Messrs. Maloof's and Anthony's base salaries were reinstated at $225,000 and $145,000, respectively.

  One of the principal elements of variable compensation for senior executive officers is found in the annual MICP awards. In 1997, the possible pay out for 1997 was set at 60% of base salary in the case of the President, 35% of base salary in the case of the Vice President, and between 20% and 30% of base salary in the case of other members of the corporate staff and other key members of the Company. In 1997, awards to management were tied to achievement of goals with respect to increased cash flow and profitability on an equal 50/50 basis.

  The Committee believes that the combination of salary and bonus rewards was appropriate based upon the task imposed upon management to simultaneously operate the business in a very competitive environment and to entertain prospective merger proposals.

  Based on current compensation levels and the present structure of the Company's executive compensation programs, the Committee believes that the compensation payable to executives will not be subject to the limitation on deductibility imposed by the Omnibus Budget Reconciliation Act of 1993. If such limitation should become applicable in the future, the Committee and the Company will determine whether any changes in the Company's compensation programs are advisable.

                                          Stock Option, Compensation,
                                          andOrganizational
                                          DevelopmentCommittee:

                                          Herbert I. Corkin
                                          Charles S. Bird, III
                                          Antonio J. Lorusso, Jr., Chairman

                               PERFORMANCE GRAPH

  The following graph compares the cumulative total return on the Common Stock of the Company for the last five fiscal years with the cumulative total returns of the Russell 2000 index and the Value Line Building Materials Industry Index, assuming an investment of $100 in the Company's Common Stock and each index at the close of trading on December 31, 1992 and the reinvestment of all dividends. The total stockholder return data for the Russell 2000 Index and the Value Line Building Materials Index is provided by Value Line Institutional Services.

                                     CHART


                               BIRD CORPORATION
                    Total Cumulative Shareholder Return for
                   Five-Year Period Ending December 31, 1997


December 31...           1992      1993        1994        1995        1996         1997
----------------------------------------------------------------------------------------
Bird Corporation       100.00     73.97       75.63       40.85       45.82        35.33
----------------------------------------------------------------------------------------
Russell 2000           100.00    118.91      116.55      149.70      174.30       213.00
----------------------------------------------------------------------------------------
VL Building Materials  100.00    129.20       96.42      134.25      150.44       178.86
----------------------------------------------------------------------------------------
